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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                            Vicor Technologies, Inc.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                   92581N 103
                          ----------------------------
                                 (CUSIP Number)

       David H. Fater, President and Chief Executive and Financial Officer
                            Vicor Technologies, Inc.
                    2300 Corporate Boulevard, N.W., Suite 123
                              Boca Raton, FL 33431
                                 (561) 995-7313
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 2007
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
NUMBER.

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                                      Page 2 of 5 Pages

--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS                           Jerry M. Anchin, Ph.D.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS*                                                        N/A

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------

                7    SOLE VOTING POWER                                 1,430,702
NUMBER OF
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER                                       0
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       9    SOLE DISPOSITIVE POWER                            1,430,702
PERSON
WITH            ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER                                  0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                             1,430,702

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                |_|

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.6%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*                                                IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

                  This Statement relates to the Common Stock, par value $.0001 per share ("Common Stock"), of Vicor Technologies, Inc., a Delaware
            corporation (the "Company"). The address of the principal executive offices of the Company is 2300 Corporate Boulevard, N.W., Suite 123,
            Boca Raton, Florida 33431.

Item 2.     Identity and Background

                  This Statement is being filed by Jerry M. Anchin, Ph.D. Dr.
            Anchin is a United States citizen whose business address is 2300
            Corporate Boulevard, N.W., Suite 123, Boca Raton, Florida 33431. Dr.
            Anchin currently serves as Vice President and Associate Director of
            Scientific Research and as a Director of the Company.

                  The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.

Item 3.     Source and Amount of Funds or Other Consideration

                  Please see the response to Item 4, below.

Item 4.     Purpose of Transaction

                  Pursuant to an Agreement and Plan of Merger dated July 28,
            2006, as amended on December 6, 2006 (the "Merger Agreement"), by and among SRKP6, Inc. ("SRKP"), Vicor Acquisition Corp., a Delaware
            corporation and wholly-owned subsidiary of SRKP ("MergerCo"), and
            Vicor Technologies, Inc., a Delaware corporation ("Vicor"), MergerCo merged with and into Vicor, with Vicor remaining as the surviving entity and a wholly-owned operating subsidiary of SRKP. This transaction is referred to throughout this schedule as the "Merger."
            The Merger was effective as of March 30, 2007 upon the filing of a certificate of merger with the Delaware Secretary of State.

                  At the effective time of the Merger, the legal existence of
            MergerCo ceased and all of the 11,496,861 shares of Vicor common stock, par value $.0001 per share (the "Vicor Common Stock"), and
            78,796 shares of Vicor preferred stock, par value $.0001 per share
            (the "Vicor Preferred Stock"), that were outstanding immediately prior to the Merger were cancelled, with one share of Vicor Common
            Stock issued to SRKP. Simultaneously, SRKP issued to the former holders of Vicor Common Stock and Vicor Preferred Stock, in consideration of their capital stock of Vicor, an aggregate of
            22,993,723 shares of Common Stock and 157,592 shares of SRKP's
            Series A Preferred Stock, par value $.0001 per share ("Preferred
            Stock"). In addition, all securities convertible or exercisable into shares of Vicor capital stock outstanding

                                Page 3 of 5 Pages

            immediately prior to the Merger (excluding the Vicor Preferred Stock and the Vicor convertible debt) were cancelled, and the holders thereof received similar securities for the purchase of an aggregate of 800,250 shares of the Common Stock.

                  Included among the 11,496,861 shares of Vicor Common Stock that converted into shares of Common Stock in the Merger were a total of 2,876,796 shares which were outstanding as a result of certain holders of outstanding warrants and options to purchase shares of Vicor Common Stock having elected to exercise their warrants and options pursuant to a cashless exercise program approved by the stockholders of Vicor.

                  Upon completion of the Merger, the former stockholders of
            Vicor held approximately 90% of the outstanding shares of capital stock of SRKP. Accordingly, the Merger represented a change in control of SRKP. As reported in a Form 8-K filed by the Company on
            April 5, 2007, as of April 5, 2007, there were 25,693,723 shares of
            Common Stock and 157,592 shares of Preferred Stock outstanding.

                  The Merger Agreement was filed as Exhibit 2.1 and the
            Amendment No. 1 was filed as Exhibit 2.2 to the Company's
            Registration Statement on Form S-4 filed with the SEC on December 6,
            2006, and are incorporated herein by reference. The foregoing description of the Merger Agreement and the transactions
            contemplated thereby do not purport to be complete and are qualified in their entireties by reference to the Merger Agreement.

                  On March 30, 2007, SRKP's Board of Directors approved a
            transaction pursuant to which Vicor merged with and into SRKP, leaving SRKP as the surviving corporation. In connection with this merger, SRKP relinquished its corporate name and assumed in its place the name "Vicor Technologies, Inc." The merger and name change became effective on March 31, 2007, upon the filing of a Certificate of Ownership with the Delaware Secretary of State.

Item 5.     Interest in Securities of the Issuer

                  The undersigned may be regarded as the beneficial owner of
            1,430,702 shares of Common Stock, or approximately 5.6% of the aggregate of all shares of Common Stock currently outstanding.

                  The undersigned has the sole power to vote or direct the
            voting of, and to dispose or direct the disposition of, all
            1,430,702 of such shares.

Item 6.     Contacts, Arrangements, Understandings or Relationships With Respect
            to Securities of the Issuer

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise)
            between the undersigned and any other person with respect to any securities of the Company.

                                Page 4 of 5 Pages

Item 7.     Material to be Filed as Exhibits

                  The Merger Agreement was filed as Exhibit 2.1 and the
            Amendment No. 1 was filed as Exhibit 2.2 to the Company's
            Registration Statement on Form S-4 filed with the SEC on December 6,
            2006, and are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          April 9, 2007
                                                  ------------------------------
                                                              (Date)

                                                    /s/ Jerry M. Anchin
                                                  ------------------------------
                                                           (Signature)

                                                      Jerry M. Anchin, Ph.D.

                                Page 5 of 5 Pages